Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

	Quarter ended			Nine months ended
(dollar amounts in millions)	Sept. 30, 2009	June 30, 2009	Sept. 30, 2008	Sept. 30, 2009	Sept. 30, 2008
Earnings
Income from continuing operations before income taxes	$(3,965)	$513	$265	$(2,880)	$1,995
Fixed charges, excluding interest on deposits	115	133	233	405	761
Income from continuing operations before income taxes and fixed charges, excluding interest on deposits	(3,850)	646	498	(2,475)	2,756
Interest on deposits	25	40	429	141	1,515
Income from continuing operations before income taxes and fixed charges including interest on deposits	$(3,825)	$686	$927	$(2,334)	$4,271
Fixed charges
Interest expense, excluding interest on deposits	$88	$105	$202	$321	$672
One-third net rental expense (a)	27	28	31	84	89
Total fixed charges, excluding interest on deposits	115	133	233	405	761
Interest on deposits	25	40	429	141	1,515
Total fixed charges, including interests on deposits	$140	$173	$662	$546	$2,276
Earnings to fixed charges ratios
Excluding interest on deposits	(33.50)	4.85	2.14	(6.10)	3.62
Including interest on deposits	(27.32)	3.96	1.40	(4.27)	1.88

(a)	The proportion deemed representative of the interest factor.